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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                               PCORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)

                           PCORDER.COM, INC. (ISSUER)

                        TRILOGY SOFTWARE, INC. (OFFEROR)
                           (NAMES OF FILING PERSONS)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                ----------------

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

        LANCE A. JONES, ESQ.                        RICHARD FRIEDMAN
 VICE PRESIDENT AND GENERAL COUNSEL       VICE PRESIDENT, GENERAL COUNSEL AND
       TRILOGY SOFTWARE, INC.                          SECRETARY
     6034 WEST COURTYARD DRIVE                     PCORDER.COM, INC.
        AUSTIN, TEXAS 78730                      5001 PLAZA ON THE LAKE
           (512) 425-3167                         AUSTIN, TEXAS 78746
                                                     (512) 694-1100
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
      DENNIS R. CASSELL, ESQ.                      HENRY LESSER, ESQ.
       HAYNES AND BOONE, LLP                GRAY CARY WARE & FREIDENRICH LLP
  7501 N. CAPITAL OF TEXAS HIGHWAY                400 HAMILTON AVENUE
         BLDG. A, SUITE 130                   PALO ALTO, CALIFORNIA 94301
        AUSTIN, TEXAS 78731                          (650) 833-2425
           (512) 692-8388

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
   STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
   RESULTS OF THE TENDER OFFER:
[ ]

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   This Amendment No. 1 amends the Tender Offer Statement on Schedule TO initially filed on November 6, 2000 by Trilogy Software, Inc., a Delaware corporation ("TRILOGY") and pcOrder.com, Inc., a Delaware corporation ("PCORDER") relating to the third-party tender offer by TRILOGY to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of PCORDER at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented by addition of the following exhibits:

   (a)(1)(w) Letter dated November 13, 2000 from pcOrder.com, Inc. to Purchasers under the pcOrder Employee Stock Purchase Plan.

   (d)(1)(B) Form of Option Settlement Agreement to be entered into by and among pcOrder, Trilogy and holders of options to purchase shares of Class A common stock of pcOrder.

                                       2
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                                   SIGNATURE

   After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                          TRILOGY SOFTWARE, INC.

                                          By:       /s/ Dennis R. Cassell
                                             ----------------------------------
                                             Dennis R. Cassell
                                             Secretary

                                 SCHEDULE 13E-3

                                          PCORDER.COM, INC.

                                          By:       /s/ Richard Friedman
                                             ----------------------------------
                                             Richard Friedman
                                             Vice President, General Counsel
                                                 and Secretary

Date: November 13, 2000

                                       3
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                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
 (a)(1)(w)   Letter dated November 13, 2000 from pcOrder.com, Inc. to
             Purchasers under the pcOrder Employee Stock Purchase Plan.

 (d)(1)(B) Form of Option Settlement Agreement to be entered into by and among pcOrder. Trilogy and holders of options to purchase shares of Class A common stock of pcOrder.


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